UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Insperity, Inc.

File No. 001-13998 - CF#33013

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Insperity, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 14, 2011 and to a Form 10-Q filed on April 29, 2013.

Based on representations by Insperity, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	February 14, 2011	through October 1, 2020
10.1	10-Q	April 29, 2013	through January 1, 2021
10.2	10-Q	April 29, 2013	through January 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary